Filed by LifePoint Hospitals, Inc.
pursuant to Rule 425
under the Securities Act of 1933
and deemed filed pursuant to
Rule 14a-12 under the Securities Exchange Act of 1934
Subject Company: Province Healthcare Company
Subject Company: LifePoint Hospitals, Inc.
Commission File No.: 333-119929

This filing relates to a planned combination of LifePoint Hospitals, Inc. (“LifePoint Hospitals”) and Province Healthcare Company (“Province Healthcare”) pursuant to the terms of the Agreement and Plan of Merger, dated as of August 15, 2004, by and among LifePoint Hospitals, Lakers Holding Corp., Lakers Acquisition Corp., Pacers Acquisition Corp. and Province Healthcare.

In connection with their proposed transaction, LifePoint Hospitals and Province Healthcare have filed with the Securities and Exchange Commission (the “SEC”) a joint proxy statement/prospectus, as part of a Registration Statement on Form S-4, and other relevant materials. The definitive joint proxy statement/prospectus will be mailed to the stockholders of LifePoint Hospitals and Province Healthcare. Investors and security holders are advised to read the joint proxy statement/prospectus and other relevant materials when they become available, as well as any amendments or supplements to those documents, because they will contain important information about LifePoint Hospitals, Province Healthcare and the proposed transaction. In addition, the joint proxy statement/prospectus and other relevant materials filed by LifePoint Hospitals or Province Healthcare with the SEC may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by LifePoint Hospitals by contacting Investor Relations, LifePoint Hospitals, Inc., 103 Powell Court, Suite 200, Brentwood, Tennessee, 37027, Phone: (615) 372-8500 and by Province Healthcare by contacting Investor Relations, Province Healthcare Company, 105 Westwood Place, Suite 400, Brentwood, Tennessee, 37027, Phone: (615) 370-1377.

LifePoint Hospitals and Province Healthcare, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from their respective stockholders with respect to the transactions contemplated by the merger agreement. Information about the directors and executive officers of LifePoint Hospitals, and their interests in the transactions contemplated by the merger agreement, including their ownership of LifePoint Hospitals common stock, is set forth in the proxy statement for LifePoint Hospitals’ 2004 annual meeting, which was filed with the SEC on April 28, 2004. Information about the directors and executive officers of Province Healthcare, and their interests in the transactions contemplated by the merger agreement, including their ownership of Province Healthcare common stock, is set forth in the proxy statement for Province Healthcare’s 2004 annual meeting, which was filed with the SEC on April 20, 2004. Investors and security holders may obtain additional information regarding the interests of such potential participants by reading the joint proxy statement/prospectus and the other relevant documents filed with the SEC.

The following is the transcript of the presentation made by the management of LifePoint Hospitals at the JPMorgan 23rd Annual Healthcare Conference on January 12, 2005. The presentation will be made available by LifePoint Hospitals on its website at www.lifepointhospitals.com.

LIFEPOINT HOSPITALS, INC. AT JP MORGAN HEALTHCARE
CONFERENCE

JANUARY 12, 2005

CALL PARTICIPANTS

o Lori Price	JPMorgan Chase & Co., Hospital Analyst

o Ken Donahey	LifePoint Hospitals, Inc., Chairman and CEO

o Bill Gracey	LifePoint Hospitals, Inc., COO

PRESENTATION

Lori Price: Okay. I’m Lori Price, the Hospital Analyst at JPMorgan and I’d like to welcome Ken Donahey, Mike Culotta and Bill Gracey here from LifePoint. Ken is the CEO, Mike is the CFO. And LifePoint, of course, is a non-urban focused hospital management company that operates 30 hospitals presently and will operate a total of 51 shortly upon closing the pending merger with Province, another publicly traded non-urban focused healthcare company.

I’ll mention that the breakout session for LifePoint is going to follow this meeting in the Olympic Room and Ken, Mike and Bill, thank you for coming.

Ken Donahey: Lori, thank you very much for having us here. Thank you for taking the time out to listen to our presentation as well as the people on the webcast. Let me first start off by giving a brief summary of – I’ll get this in a minute – talking about with our merger with Province Hospitals. We announced this in the fall time, during the fall, and the primary thing that we’ve been focused on is filing an S-4 to register the shares to accomplish this merger. We just filed our first amendment to the S-4. There were 57 questions from the SEC, all legally related, no financial questions. The amendment was filed last Tuesday afternoon. We’re still waiting to hear back from the SEC. Haven’t heard yet, but expect late this week to hear back from them.

I might mention, during that review of the S-4, both Province and LifePoint hadn’t been reviewed by the SEC in the last 3 years. So, they did a complete review of our 10-K and Qs. And as a result, those were cleared with only 4 comments. Two were just things that we should think about and the other 2 were very minor. Once we receive the – going effective from the SEC, we will mail our proxy to our shareholders and that will take – we’ll give about 20, possibly 30 days for that vote to occur. Of course, the financing, Citigroup, committed to $1.7 billion of financing for this transaction and Mike is in the process of negotiating with Citigroup the credit agreement and will be – will be syndicating just that, basically, billion dollars of Term B paper just as soon as we hear back from the SEC and can lock down the timing.

Everything that I do in managing this process is focused on a 2-28 closing. It’s very optimistic, but again attainable if we hear back from the SEC in the near future. And there’s no doubt in my mind that we’ll get this closed in the first quarter. I just do not see anything other than the holidays held us up a bit with the SEC in reviewing our amendment.

Our plans for financing and in the most – as we filed the most recent proxy is to finance this with $1.05 billion of Term B paper priced at LIBOR plus 175. We will issue $250 million of variable rates, high yield. Our expected pricing is LIBOR plus 225. Basically, after – since we did our due diligence, announced the deal, went to the rating agencies, got a favorable rating. Originally, we were projecting that we’d pay LIBOR plus 225 on the entire debt package, so the good news is that it looks like we’ll save about 50 basis points on a billion dollars going forward on the financing side.

In looking at the S-4, which is based on 9-30 or third quarter numbers of ’04 and look at the trailing 12 months, which you can basically back into – we have 9-30-04, 9-30-03 and 12-31-03 in that document. The calculated leverage ratio for the transaction will be 3.8 times total leverage and the senior leverage will be 2.6 times. So, you can see we still have plenty of room to be able to accomplish additional acquisitions over and above the Province transaction. In fact, we’re working on a couple of them as we speak.

We have, at this point in time, over the last 30 days, Bill Gracey, our chief operating officer, and I have visited 19 of the 22 facilities and we’ve not only toured the facility, but we’ve sat down with each of the management teams. We’ve sat down with the chief of the medical staff and other physicians in the community. Sat down with the chief of the chairman of the board who’s a community leader, typically, in each of the facilities. And this is the markets in detail.

I will say that, as a result of those visits, we’re even more excited than we were when we were doing our due diligence this summer, validated the issues that we have on a couple of facilities, didn’t find any new negative issues. I think the exciting part was to see the condition of the facilities. These are very well-maintained facilities. A lot of money’s been invested in technology. Basically, a lot of opportunity where there was a lot of leasing and contracting done to bring technology into these facilities. So, we think we have a lot of opportunity for margin improvement, just in buying these leases out and capitalizing in that fashion.

The medical staff are very excited about new owners coming in. I think Province went through some tough times over the last couple years in transitioning these hospitals from nonprofits to for profits. So, to a certain extent, we get to come in with a white hat to really complete the commitments that were made in those acquisitions and a high quality medical staff, so very excited. Marty had a strategy of acquiring hospitals in the Midwest. The payor structure in these hospitals is much better than we had anticipated. We looked at the historical numbers, but feel very good about the payor mix in these hospitals and the opportunities. So, Bill and I will talk a little bit later in the presentation about specifics and the general messages there, that we’re more excited and saw some real great upsides.

As far as the major synergy that we announced when we announced this transaction was the savings at the corporate office level. We have interviewed all the people at the corporate office. To remind you, Province spent $32 million a year in corporate office costs, the bulk of which was compensation expense. We have identified about 35 people that we will be bringing with us. They’re mostly lower, middle-level people. And we communicated right before Christmas what their future is, so they can move on with their lives.

And so, we can validate, at this point in time, that just as soon as we close this transaction, we will save $16 million in corporate office costs, based on the decisions that have already been communicated. It’s just a matter of closing the transaction. So, I feel very good about getting this communicated early on, so people can move on with their lives.

The only upper level people that we’re bringing across, bringing their head of HR over, which I think is a real positive to the 8,000 employees out there that we’re bringing on board. John Bumpus – he’ll do a great job for us. And then we’re going to add one additional division to our operating structure and the team that we’re bringing on is the team that was focused on Las Cruces, a new acquisition of Province, Selma, which was a consolidation of 2 hospitals, which a lot’s been accomplished on, and Martinsville, an acquisition, a large acquisition that they made. So, we have our organization in place. We’ve made the decisions to accomplish the synergies. We’ve made a lot of progress on the financing and have actually improved our capital cost from a financing perspective.

I know, when we announced the transaction, we gave guidance for 2005. We just received the detailed budgets from the Province Hospitals. When we release earnings on February 9, we will be giving much more detailed guidance on physician recruiting, staffing levels and so forth. We completed our detailed budgets in December of last year for the 30 LifePoint hospitals and those are right on target with what we had communicated from a guidance perspective. So, we feel comfortable, after visiting the hospitals, that our original guidance is very attainable and as we get through these final details, we’ll be communicating more detail there.

Mike mentioned one thing. I know, we’ve had a lot of question on stock-based compensation. We’re in the process of reviewing all of our plans. But I would like to point out that all the durative equities out there will vest fully this transaction. So, we shouldn’t have any expensing of stock options or costs related to – we’ll have some costs related to the restricted stock, but all historically vested options for both companies will vest at the time of this transaction and I’m reviewing with my board, at this point in time, what we’ll put in place going forward, which will be a combination of restricted stock and stock options to incentivize our management teams.

So, basic update is that things are going well. As soon as we hear from the SEC, we can pretty much know, day by day, what will be accomplished after that, but feel very good about closing this transaction in first quarter. We’ve had a lot of fun getting out there and getting to know the people. A lot of progress was made, people-wise, when we were doing the strategy reviews, so, there was a lot of management teams at the hospital level that needed to be filled. We’ve been working with the Province management and have placed all but about 5 of those individuals. So, we should be off and going with strong management teams in the hospitals.

We announced that there were 2 hospitals that were greenfields. One, just outside of Hilton Head, South Carolina in Jasper. That hospital opened the first of November, has since received its Medicare certification and is doing very well from a volume perspective through our visits. There’s another hospital that the steel is up on in Mohave, Arizona that should open, is on schedule to open in third quarter of next year.

There are 2 other hospitals that, since our due diligence, we’ve moved forward on building new facilities at – one in Eunice, Louisiana. And we’re working very closely with the management team in – help me, Bill – we were just there yesterday – Ennis, Texas. Some of the names have been running together here. We’ve been visiting 2 hospitals a day. But a very, as we went through that city, very impressive growth. That hospital is about 30-45 minutes south of Dallas.

A lot of things going on. We’re also working on a couple of acquisitions. I know there’s been a lot of talk today about what’s going on in the world of collectability of accounts receivable. As we’ve mentioned over the last couple of quarters, we saw a leveling off of our volumes in self-pay, in good collectability on our deductibles and coinsurance. So, we feel good that we’re well reserved. We’ve not had any issues relative to that. And what we’re really seeing in the last 3-6 months is improved employment levels in the communities that we serve. A lot of the industries both, either adding employees to their workforce or new industries coming into the communities. And we’re in the process of quantifying that as we pull our budgets together to better communicate that.

So, we’re confident that we have all the processes in place to control that. Probably the biggest thing that we have to accomplish over the next couple of years in integrating these 2 companies is changing out information technology in the Province Hospitals. We’ve scheduled that. We’re going to handle it in a very disciplined way. We buy our information technology from HCA and we have a strong commitment from Jack and Noel, their CIO. Jack Bovender, their CEO – will take the resources that they just used in converting their large acquisition out in Kansas City, Missouri and moving them over and putting priority on these Province facilities.

We’ll start very quickly, but we’ll be very disciplined. It will take about 2.5 years to convert the 22 hospitals. We’ll spend about 9-10 months per facility. And we’re putting in fully integrated clinical and financial systems. So, there’s a lot of training involved, both for the medical staff and the clinical employees to understand how to use these systems. But that’s the information we, as a company, feel necessary both strategically in improving productivity levels and giving us the information to make the decisions and monitor quality that’s necessary for us to be a responsible operator of these hospitals.

I’m going to ask Bill Gracey, our chief operating officer, to talk a little bit about our hospital visits and some of the opportunities that we’ve identified in the Province Hospitals. Bill?

Bill Gracey: Thank you, Ken. What I’m going to do is flip over to the portion of your slides that deal with some of those specific opportunities. While I do, let me thank Lori and JPMorgan for having us. As you can probably determine, this is a fairly exciting time. As a hospital operator, to get 22 excellent assets and be able to take what by our friends at Province’s senior management’s own admission are, perhaps, in some cases, under managed, then you can imagine how much fun that would be for us.

That having been said, let’s talk specifically about some of those opportunities. Physician recruitment and retention – we have a very good track record, historically, with physician recruitment. We also have been measuring, over the last years, retention.

And we are better than the national norms when it comes to that as well. So, we feel like, if we layer our particular discipline and approach to recruitment over on our friends at Province Hospitals, we may see some real stability advantage there.

Managed care contracting – unlike most of the things we do, which is fairly decentralized, we do, centrally, do manage care contracting. We feel like that’s a particular skill set that requires somebody that has been in the business and is ready to go to the mat with a payor, if necessary. And so, we do not do that at LifePoint out of the individual hospitals. We do that centrally. Province does it out in the individual hospitals, uses some outside consultants. And again, we feel like, if we can layer that approach to that issue, then we may see some pricing opportunities.

CapEx focus. One of the things that they have done, which I think is good, is that they are doing, as Ken said, some replacement hospitals. In our case, since they have taken the brunt of a lot of that, we will be able to pick half of those up in the advanced stages and be able to reap more the benefit out of those new replacement projects.

Staffing and productivity – never say anything across the board because it is a hospital by hospital individual business. But I can tell you, in some key hospitals and some chosen markets, we have found some staffing opportunities whereby, if we get their staffing metrics, productivity metrics, similar to ours, we can make great progress. EEOB, for example, ours was 3.56 last year. Theirs was 3.8. Man hours per adjusted admission – 85 versus 91.

Quality resource management, as Ken said, we have fully integrated clinical and financial systems. From that information, you can do great things, working with physicians and changing practice patterns and changing any over utilization. And enough said there. Great opportunity. It does drive utilization down while we receive the same reimbursement for that utilization.

Supply management – we’re an equity owner of HealthTrust Purchasing Group, which is HCHI purchasing group. Province was a participant in that group and not an equity owner. As equity owner hospitals, they will realize some rebates that they have not formerly realized. There are other discretionary expense management opportunities. They have leased a bit of equipment that we normally buy. Obviously, that will help the EBITDA line and help us, going forward, in terms of just pure profitability when we purchase that equipment.

I will skip over to a couple of issues relative to the hospitals. This a 4-year digestion in Las Cruces. A great hospital – county-city-owned hospital. Tremendous market share. Already, we are, with Province’s good work, beginning to take back some market share that had formerly gone away with the advent of the new hospital there. Great management. They are right on target, right on model for how they’re doing and for next year there is significant growth opportunity there as well. That’s a market of 85,000 people, a lot of retirees, a lot of people that work at White Sands Missile Range and very high quality kind of market to be in.

Coastal Carolina, as Ken alluded to, is right outside of Hilton Head. The Hilton Head Hospital, which Tenet owns, is pretty much full from their particular market, but all the growth from Hilton Head is moving directly west, right to where our new hospital is. The CEO is a gentleman that once worked for me and he’s outstanding. The people there are outstanding. The docs are excited that they’re already looking at a second MOB after having been open for only 2 months.

Great future. And finally, Fort Mohave, which Ken also alluded to in some of our one-on-one discussions, is a perfect location. It’s right down below Bullhead City, the edge and tip of Nevada, some gaming industry there and directly above Lake Havasu. So, we’re establishing somewhat of a nice market position there. We will keep our existing hospital right over on the California border, convert it to a critical access hospital and anticipate great results going forward there. Our medical staffs are excited about being a part of that production.

You can’t read this and I don’t expect you to. What this says is that we do have a very specific, clear plan for how to go about the process of integrating the facilities. Province has some excellent people on board. Our biggest challenge as operators is to teach and establish the same level of fairly detailed obsessive-compulsive discipline on day-to-day operations that, perhaps, was lacking there, historically. If there’s any one blatant, across-the-board opportunity that I can simplify and say we think we have, it is the nickel, dime, penny approach to watching everything we do in LifePoint. And if we simply can layer on our results over the years, our consistent results for growth over the years, and earnings onto these new properties, this is clay to be molded for which we’re extremely excited.

So, with that, Ken do you have anything to finish up with?

Ken Donahey: No, I think we’re ready to move into Q&A.

Bill Gracey: If not, we’re ready to move into Q&A and we appreciate your interest and look forward to visiting with you. Thank you.

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